Exhibit 99.1

January 27, 2014
QMM: NYSE MKT
QTA: TSX VENTURE
NR-04-14

QUATERRA FILES FOR VOLUNTARY DELISTING FROM NYSE WITH THE SEC,
LAST TRADING DAY IS FEBRUARY 6

Quotation of common shares to transfer to OTC Marketplace and trading will continue on TSX Venture Exchange

VANCOUVER, B.C.—Quaterra Resources Inc. (“Quaterra” or the “Company”) today announced that is has filed a Form 25 with the Securities Exchange Commission (“SEC”) notifying of its intention to voluntarily withdraw its common stock from listing on the NYSE MKT. Quaterra’s shares will be removed from the NYSE before open of market on February 7, 2014. The last day trading on the NYSE will be February 6, 2014.

On January 17, 2014, Quaterra announced its intention to voluntarily delist from the NYSE MKT. Immediately after delisting from NYSE MKT the Company’s common shares will be traded on the OTC quotation system. A new trading symbol will be allocated on the first day of trading on the OTC.

The delisting of the Shares from the NYSE MKT will not affect the listing of the Shares on the TSX Venture Exchange and the shares will continue to trade on the TSXV after the NYSE MKT delisting becomes effective. Quaterra will comply with, and continue to be subject to, the federal laws of Canada, the jurisdiction in which Quaterra is incorporated, as well as Canadian securities laws and corporate governance rules applicable to Canadian publicly listed companies, including the rules of the TSXV. It will continue to file reports with the SEC.

About Quaterra Resources, Inc.

Quaterra Resources Inc. (NYSE-MKT: QMM; TSX-V: QTA) is a junior exploration and development company with a successful track record of making significant mineral discoveries in North America. The Company’s primary objective is the advancement of its flagship projects in the Yerington copper district, Nevada. The monetization of non-core assets is in progress to accelerate this effort.

On behalf of the Board of Directors,

Mr. Scott Hean, CFO
Quaterra Resources Inc.
For more information please contact:
Mr. Scott Hean, CFO
Quaterra Resources Inc.
(604) 641-2747

For information on trading Quaterra stock on the OTC please contact:
Christopher Thunen
Scarsdale Equities LLC
(415) 975-4305

Disclosure note:

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company "believes", "expects", and similar language, or convey estimates and statements that describe the Company's future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Should you wish to receive news releases by fax please provide your contact details to Quaterra at 604-681-9059 (direct), 1-855-681-9059 (toll free) or email info@quaterra.com